Exhibit 99.7

NICE Again Named the Leading Contact Center Workforce Optimization Vendor

NICE leads the contact center WFO and recording markets, according to DMG Consulting

Ra’anana, Israel, June 17, 2015 – NICE Systems (NASDAQ: NICE) has again been recognized as a worldwide leader in the contact center Workforce Optimization (WFO) market by DMG Consulting LLC. This is the fifth consecutive year that NICE has been positioned as the top Contact Center WFO vendor, holding the greatest market share for this sector, which includes contact center recording.

In the contact center WFO segment, NICE holds a 40.6 percent market share based on revenue, as of 2014, according to DMG’s 2015 Contact Center Workforce Optimization Market Share Report. NICE has also retained its leadership in providing contact center recording solutions (41.4 percent) based on revenue, with a market share more than double its nearest competitor. Taking a broader view, the DMG report looked at the total WFO and recording (excluding video and non-contact center) market, noting that NICE remains in the leadership position for this sector based on revenue.

The DMG 2015 Contact Center Workforce Optimization Market Share Report analyzes the revenue and market shares of approximately 45 WFO vendors worldwide. Included companies were those with offerings that include four or more of the ten modules generally found in WFO suites: quality assurance, workforce management, performance management, voice of the customer/surveying, speech analytics, text analytics, desktop analytics, coaching, eLearning, and call recording.

“Workforce optimization remains a stellar performer in the contact center market,” said Donna Fluss, President of DMG Consulting LLC. “This is true in both good and bad economic times because WFO vendors are not sitting back and accepting the typical fate of maturity. Instead, these vendors are investing in their core solutions to improve them and deliver innovation to the market.”

Miki Migdal, President of the NICE Enterprise Product Group, said: “Our WFO market position is a direct result of our ongoing innovation. We are heavily investing in our solutions to improve employee engagement by providing frontline staff with greater visibility and clarity. The result is a highly engaged and motivated service organization that is able to create perfect customer experiences.”

NICE’s WFO contact center suite contains all 10 modules to help their customers evaluate and improve all aspects of the customer experience: recording, coaching, e-learning, performance management, surveying, speech analytics, workforce management, desktop analytics, text analytics and a WFO back-office suite.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.